UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

Ashford Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

044104 10 7

(CUSIP Number)

Monty J. Bennett

14185 Dallas Parkway, Suite 1100

Dallas, Texas 75254

(972) 490-9600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 31, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 044104 10 7		Page 2 of 10

1	Name of Reporting Person Ashford Hospitality Prime Limited Partnership

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power NONE

	8	Shared Voting Power 174,983

	9	Sole Dispositive Power NONE

	10	Shared Dispositive Power 174,983

11	Aggregate Amount Beneficially Owned by Each Reporting Person 174,983

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 8.8% (1)

14	Type of Reporting Person PN

(1)         Calculated based on 1,986,259 shares of common stock, par value $0.01 per share, of Ashford Inc. outstanding as of May 13, 2015, as reported in Ashford Inc.’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2015.

SCHEDULE 13D

CUSIP No. 044104 10 7		Page 3 of 10

1	Name of Reporting Person Ashford Prime OP General Partner LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power NONE

	8	Shared Voting Power 174,983

	9	Sole Dispositive Power NONE

	10	Shared Dispositive Power 174,983

11	Aggregate Amount Beneficially Owned by Each Reporting Person 174,983

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 8.8% (1)

14	Type of Reporting Person OO

(1)         Calculated based on 1,986,259 shares of common stock, par value $0.01 per share, of Ashford Inc. outstanding as of May 13, 2015, as reported in Ashford Inc.’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2015.

SCHEDULE 13D

CUSIP No. 044104 10 7		Page 4 of 10

1	Name of Reporting Person Ashford Hospitality Prime, Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power NONE

	8	Shared Voting Power 174,983

	9	Sole Dispositive Power NONE

	10	Shared Dispositive Power 174,983

11	Aggregate Amount Beneficially Owned by Each Reporting Person 174,983

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 8.8% (1)

14	Type of Reporting Person CO

(1)         Calculated based on 1,986,259 shares of common stock, par value $0.01 per share, of Ashford Inc. outstanding as of May 13, 2015, as reported in Ashford Inc.’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2015.

SCHEDULE 13D

CUSIP No. 044104 10 7	Page 5 of 10

Item 1	Security and Issuer

This statement on Schedule 13D (“Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Ashford Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 14185 Dallas Parkway, Suite 1100, Dallas, Texas 75254.

The Reporting Persons (as defined below) beneficially own an aggregate of 174,983 shares of Common Stock (the “Subject Shares”).  The Subject Shares represent approximately 8.8% of the issued and outstanding shares of Common Stock of the Issuer based on 1,986,259 shares of Common Stock outstanding as of May 13, 2015, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2015.

Item 2	Identity and Background

(a)-(c)  Name; Principal Address; Business Address.  This statement is being filed by:

(i)	Ashford Hospitality Prime, Inc., a corporation duly incorporated and existing under the laws of the State of Maryland operating as a real estate investment trust (“Ashford Prime”);

(ii)	Ashford Hospitality Prime Limited Partnership, a limited partnership existing under the laws of the State of Delaware that serves as the operating partnership of Ashford Prime (“Ashford Prime OP”);

(iii)

Ashford Prime OP General Partner LLC, a limited liability company existing under the laws of the State of Delaware and wholly-owned subsidiary of Ashford Prime that serves as the sole general partner of Ashford Prime OP (“Ashford Prime GP” and, together with Ashford Prime and Ashford Prime OP, the “Reporting Persons”).

The Reporting Persons have entered into a joint filing agreement, dated as of August 10, 2015, a copy of which is attached hereto as Exhibit 99.1.  The principal and business address of the Reporting Persons, and the address of the Reporting Persons’ principal business, is 14185 Dallas Parkway, Suite 1100, Dallas, Texas 75254.

(d)          Criminal Proceedings.  During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           Civil Proceedings.  During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Persons were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

SCHEDULE 13D

CUSIP No. 044104 10 7	Page 6 of 10

Item 3	Source and Amount of Funds or Other Consideration

The Common Stock of the Issuer beneficially owned by the Reporting Persons was acquired in a block trade with working capital from an unaffiliated third party.  Total consideration paid for the Subject Shares was $16,623,385.00.

Item 4	Purpose of Transaction

The Chief Executive Officer and Chairman of the Board of Ashford Prime also serves as the Chief Executive Officer and Chairman of the Board of the Issuer.  Because of this relationship, the Reporting Persons may exercise a measure of control over the Issuer.  The Reporting Persons currently intend to hold the Subject Shares for investment purposes and not with the purpose or effect of influencing the control of the Issuer.

None of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Notwithstanding the above, the Reporting Persons may make additional purchases of securities of the Issuer, either in the open market or in private transactions, including the exercise of options or receipt of warrants, depending on the Reporting Persons’ evaluation of the Issuer’s business, prospects and financial condition, the market for the Common Stock, other opportunities available to the Reporting Persons, prospects for the Reporting Persons’ own business, general economic conditions, money and stock market conditions and other future developments.  Depending on the same factors, the Reporting Persons may decide to sell all or part of their investment in the Common Stock, although they have no current intention to do so.

SCHEDULE 13D

CUSIP No. 044104 10 7	Page 7 of 10

Item 5	Interest in Securities of the Issuer

(a)          Aggregate Number and Percentage of Securities.  As of the date of this Statement on Schedule 13D, the Reporting Persons beneficially own an aggregate of 174,983 shares of Common Stock, constituting approximately 8.8% of the Issuer’s outstanding Common Stock.

(b)          Power to Vote and Dispose.  As direct owner of the Subject Shares, Ashford Prime OP may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares.  As the general partner of Ashford Prime OP, Ashford Prime GP may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares.  As the sole member of Ashford Prime GP, Ashford Prime may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares.

(c)           Transactions within the Past 60 Days.  On July 31, 2015, the Subject Shares were purchased directly by Ashford Prime OP in a block trade from an unaffiliated third party for an aggregate consideration of $16,623,385.00.  No other shares of Common Stock were acquired or disposed of by the Reporting Persons during the past 60 days.

(d)          Certain Rights of Other Persons.  Not applicable.

(e)           Date Ceased to be a 5% Owner.  Not applicable.

Item 6	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 99.1, with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto.

Ashford TRS Yountville LLC, a Delaware limited liability company and an affiliate of the Reporting Persons (“Ashford TRS”), has entered into an agreement with the Issuer, effective as of July 1, 2015, a copy of which is filed with this Schedule 13D as Exhibit 99.2 (the “Asset Purchase Agreement”), pursuant to which, and subject to the terms and conditions set forth therein, Ashford TRS may acquire up to 19,897 shares of Common Stock (the “Consideration Shares”) in connection with the purchase by the Issuer from Ashford TRS of certain furniture, fixture and equipment associated with the Bardessono Hotel and Spa located at 6526 Yount Street, Yountville, California 94599.  In connection with the Asset Purchase Agreement, the Issuer has agreed (a) to file not later than 120 days following the closing of the transactions contemplated by the Asset Purchase Agreement, a resale shelf registration statement (the “Registration Statement”) with the Securities and Exchange Commission covering the Consideration Shares, and (b) to use its commercially reasonable efforts to cause such Registration Statement to become effective as promptly as reasonably practicable after the filing thereof.

SCHEDULE 13D

CUSIP No. 044104 10 7	Page 8 of 10

Item 7	Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement, dated as of August 10, 2015, by and among Ashford Hospitality Prime Limited Partnership, Ashford Prime OP General Partner LLC and Ashford Hospitality Prime, Inc.

Exhibit 99.2	Asset Purchase Agreement, effective as of July 1, 2015, by and among Ashford TRS Yountville LLC, Ashford Inc. and Ashford Hospitality Advisors LLC.

SCHEDULE 13D

CUSIP No. 044104 10 7	Page 9 of 10

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 10, 2015	ASHFORD HOSPITALITY PRIME LIMITED PARTNERSHIP

	By:	Ashford Prime OP General Partner LLC, its General Partner

	By:	/s/ David A. Brooks
David A. Brooks
Vice President

ASHFORD PRIME OP GENERAL PARTNER LLC

	By:	/s/ David A. Brooks
David A. Brooks
Vice President

ASHFORD HOSPITALITY PRIME, INC.

	By:	/s/ David A. Brooks
David A. Brooks
Chief Operating Officer

SCHEDULE 13D

CUSIP No. 044104 10 7	Page 10 of 10

EXHIBIT INDEX

Exhibit	Description

Exhibit 99.1	Joint Filing Agreement, dated as of August 10, 2015, by and among Ashford Hospitality Prime Limited Partnership, Ashford Prime OP General Partner LLC and Ashford Hospitality Prime, Inc.

Exhibit 99.2	Asset Purchase Agreement, effective as of July 1, 2015, by and among Ashford TRS Yountville LLC, Ashford Inc. and Ashford Hospitality Advisors LLC.